

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2020

Charlotte MacVane
General Counsel
ATI Intermediate Holdings, LLC
3901 Midway Place NE
Albuquerque, New Mexico 87109

> **Re: ATI Intermediate Holdings, LLC**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted September 14, 2020**
> **CIK 0001820721**

Dear Ms. MacVane:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement on Form S-1

Executive Compensation
Narrative Disclosure to Summary Compensation Table
Employment Offer Letters, page 89

1. Please file the employment offer letters as exhibits to the registration statement. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

You may contact Beverly Singleton at 202-551-3328 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Michael Kim